Exhibit 99.1

Genmab Commences New Arbitration Under License Agreement With Janssen

Company Announcement

COPENHAGEN, Denmark; June 9, 2022 – Genmab A/S (Nasdaq: GMAB) announced today that it has commenced a new arbitration under its license agreement with Janssen Biotech, Inc. (Janssen) for daratumumab.

This new arbitration follows from the award in the prior arbitration, where the tribunal ruled in favor of Janssen on the question as to whether Genmab is required to share in Janssen’s royalty payments to Halozyme Therapeutics, Inc. for its technology used in the subcutaneous formulation of daratumumab (marketed as DARZALEX FASPRO® in the United States), cf. Company Announcement No 14. The tribunal based its ruling on the finding that DARZALEX FASPRO constitutes a new licensed product under the license agreement.

In this new arbitration, Genmab is consequently seeking an award of $405 million plus interest in accrued milestone payments for DARZALEX FASPRO and a declaration that it is entitled to a new 13-year royalty term from the date of DARZALEX FASPRO’s first commercial sale.

Under the agreement, the arbitration will be conducted in New York pursuant to the rules of the CPR Institute for Dispute Resolution for Non-Administered Arbitration before a panel of three arbitrators. While Genmab intends to vigorously enforce its rights, the outcome of any arbitration proceeding, as well as its duration, is inherently uncertain. The arbitration will be confidential, subject to the parties’ disclosure obligations under applicable law. Other than pursuant to these obligations, Genmab does not intend to comment or provide additional information regarding the arbitration until an award on the merits or other material order is issued in the arbitration or the arbitration is otherwise concluded. While the arbitration is pending, Genmab’s various collaborations with Janssen will continue.

About Genmab

Genmab is an international biotechnology company with a core purpose to improve the lives of people with cancer. For more than 20 years, Genmab’s vision to transform cancer treatment has driven its passionate, innovative and collaborative teams to invent next-generation antibody technology platforms and leverage translational research and data sciences, fueling multiple differentiated cancer treatments that make an impact on people’s lives. To develop and deliver novel therapies to patients, Genmab has formed 20+ strategic partnerships with biotechnology and pharmaceutical companies. Genmab’s proprietary pipeline includes bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates.

Genmab is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com and follow us on Twitter.com/Genmab.

Contact:
Marisol Peron, Senior Vice President, Communications and Corporate Affairs

T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 21
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 1/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Genmab Commences New Arbitration Under License Agreement With Janssen

This Company Announcement contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody® and HexElect®; DARZALEX FASPRO® is a trademark of Johnson & Johnson.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 21
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 2/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122